Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

July 14, 2015

Cecilia Blye
Securities and Exchange Commission
Chief, Office of Global Security Risk
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Terex Corporation (“Terex” or the “Company”) Form 10-K for the Year Ended December 31, 2014 Filed February 23, 2015 File No. 1-10702

Dear Ms. Blye:

I have received a copy of your letter dated June 29, 2015, conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2014

General

SEC REQUEST OR COMMENT NO. 1:

In your letter to us dated February 28, 2013, you discussed contacts with Sudan and Syria. We note also that drop down menus in the “Contact Us” and “Creation of Customer Account” portions of your website allow individuals to submit addresses in Sudan and Syria. As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your letter to us, whether through subsidiaries, affiliates, distributors, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

TEREX CORPORATION’S RESPONSE:

Terex has no subsidiaries, affiliates, joint-venture arrangements, business partners or other operations in Sudan and Syria. In addition, Terex does not have any agreements, commercial arrangements, or other contacts with the governments of Sudan and Syria or entities they control.

From time to time since our letter dated February 28, 2013, certain Terex foreign subsidiaries have sold foreign-manufactured equipment into Syria where permitted under U.S. and local law. To the extent non-U.S. subsidiaries sold products into Syria, to the Company’s knowledge, the percentage of U.S. content in the foreign products that they sold contained 10% or less than the value of the product. The foreign-manufactured equipment sold into Syria were spare parts and components for overhead industrial cranes.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
July 14, 2015

As previously communicated to the Commission, Terex adopted an internal policy stating it would not accept any orders for equipment or parts where Terex knows or has reason to believe such equipment or parts would be destined for Sudan unless for humanitarian purposes. Since the date of its last letter to the Commission on February 28, 2013, Terex has had no sales into Sudan.

Terex anticipates no change in the nature or extent of its activities or contacts with Sudan and Syria. With respect to the drop down menus in the “Contact Us” and “Creation of Customer Account” portions of the Company’s website, Terex intends to replace Sudan with South Sudan in its drop down menus. Terex intends to retain Syria in the drop down menus as the Company’s foreign subsidiaries may continue to have limited sales to Syria in compliance with U.S. and local law.

SEC REQUEST OR COMMENT NO. 2:

Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. - designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

TEREX CORPORATION’S RESPONSE:

As previously disclosed in the Company’s prior letter to the Commission on February 28, 2013, Terex foreign subsidiary sales into Sudan and Syria in fiscal year 2012 were as follows:
•    Sudan – approximately $12,000;
•    Syria – approximately $121,000.

Terex foreign subsidiary sales into Sudan and Syria in fiscal years 2013, 2014 and the first six months of 2015 were as follows:
•    Sudan – none;
•    Syria – approximately $116,000 in 2013, approximately $716,000 in 2014 and $0 in 2015.

Sales to Sudan and Syria in 2012-2014 constituted approximately 0.005% of Terex’s total sales in 2012-2014. To the best of our knowledge, these sales were not with the government or entities controlled by the governments of Sudan and Syria. Terex does not consider this level of activity to be quantitatively material. Moreover, to the best of its knowledge, neither Terex Corporation nor any of its subsidiaries has any assets in or liabilities to anyone in either Syria or Sudan.

The Company’s minimal contacts with customers in Sudan and Syria are designed to be in full compliance with applicable U.S. law and regulations. Terex has an export control and sanctions compliance program that includes training designed to ensure that all activity relating to the listed countries is conducted in conformity with applicable law. Included are policies and procedures directing that no U.S. personnel, or personnel working outside of the U.S. who are U.S. citizens or permanent residents are involved in such activity where such involvement is

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Cecilia Blye
Securities and Exchange Commission
July 14, 2015

impermissible and parties with whom Terex transacts business are screened against applicable U.S. sanctions lists.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in Sudan or Syria. To the Company’s knowledge, none of its investors have threatened divestment of the Company’s shares. Terex believes that the extremely small level of sales by its foreign subsidiaries into Sudan and Syria has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision. However, Terex continues to monitor the sentiment of its investors with respect to such sales, and has in the past and will continue in the future to take those sentiments into consideration in determining its ongoing business activities.

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex’s filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen
Eric I Cohen

cc:	Ronald M. DeFeo
Kevin P. Bradley

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com